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SEC[illegible]

19005696

SEC Mail Process[illegible]

FEB 26 2019

Washington, DC

OMB APPROVAL	
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AN[illegible] [illegible]D REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-69304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Click IPO Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8601 N. Scottsdale Rd., Suite 335

(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon A. Price (480) 694-8546

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP

(Name – *if individual, state last, first, middle name*)

2700 North Central Ave, 9th Floor	Phoenix	AZ	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Gordon A. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Click IPO Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

2/25/2019

Notary Public

ALFRED MEDINA, NOTARY PUBLIC
COMM. NO. 554735
COMM. EXP. 10-15-2022
MARICOPA CO. AZ

SEC Mail Processing
FEB 26 2019
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Click IPO Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Members of
Click IPO Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Click IPO Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

We have served as the Company's auditor since 2015.

Phoenix, Arizona
February 22, 2019

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and Cash Equivalents	$	181,682
Clearing Broker Deposit and Other Assets		271,206
Total Assets	$	452,888

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$	38,307
Payable to Parent		53,469
Total Liabilities		91,776
Members' Equity		361,112
Total Liabilities and Members' Equity	$	452,888

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

Income	
Selling Concessions Earned	$ 138,292
Position Loss	$ (2,308)
Interest Income	$ 257
Total Income	$ 136,241
Expenses	
Clearing Fees	100,098
Re-allowed Concessions	26,205
Compensation and other benefits	500,091
Regulatory expense	29,799
Professional fees	164,884
Other expenses	94,735
Total Expenses	915,812
Net loss	$ (779,571)

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2018

Members' Equity, December 31, 2017	$ 365,683
Member Contributions	775,000
Net Loss	(779,571)
Members' Equity, December 31, 2018	$ 361,112

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (779,571)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
CRD flex account	(1,647)
Prepaid expense/accounts receivable	1,526
Accounts payable/accrued expenses	11,575
Due to parent	53,469
Net cash used by operating activities	(714,648)
Cash flows from investing activities:	
Deposits	64
Net cash provided by investing activities	64
Cash flows from financing activities:	
Member contributions	775,000
Net cash provided by financing activities	775,000
Net cash increase for the year	60,416
Cash at beginning of year	121,266
Cash at end of year	$ 181,682

The accompanying notes are an integral part of the financial statements.

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Company (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company provides services on behalf of clients for the purchase of securities over the counter, specifically initial public offerings and secondary offerings of corporate equity securities over the counter as either a firm commitment underwriter or as a selling group member of underwriting syndicates on a "best efforts" basis via a mobile electronic application; for the purchase and/or sale of corporate equity securities over the counter; for private placements; and, investment banking activities including providing advisory services for a fee for mergers and acquisitions.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States, and in accordance with financial statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition from Underwriting Activities and Advisory Services

The Company records securities transactions in Initial Public Offerings (IPOs) and Secondary Public Offerings upon the closing of the transactions on a delivery versus payment ("DVP") basis. Selling concessions and/or fee income and related expenses are also recorded upon settlement of the transactions, which is not materially different than trade date. The Company will recognize revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited and could be subject to audit.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents approximates fair value given its short-term nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 2 - Risks (Continued)

In the normal course of business, the Company's client activities ("clients") are conducted through its clearing broker and involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. The Company has experienced no related off-balance sheet risk exposure through the reporting period.

The Company is a business whose planned principal operations as a broker-dealer have not yet produced significant revenues. The Company is subject to significant risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2018, the Company had net capital of $339,962, which was $239,962 in excess of the amount required to be maintained at that date. At December 31, 2018, the Company had a ratio of aggregate indebtedness to net capital of .27 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company entered into an agreement with a registered clearing company, whereby the clearing company will execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under the agreement with the clearing broker, the Company was required to make a clearing deposit to a separate account at the clearing company. The deposit totaled $250,056 as of December 31, 2018, which has been considered an allowable asset by the Company for net capital purposes.

Note 5 - Related Party and Non-Cash Transactions

The Company's related party transaction in 2018 consisted entirely of transactions with Click IPO Holdings, LLC (the "Parent") which is the sole owner of the Company. The Parent contributed $775,000 in membership equity contributions. The Company and the Parent entered into a Shared Services Agreement, whereby the Parent provides services to the Company and the Company reimburses the cost of such services to the Parent on a monthly basis. During 2018, the amount of such shared services was $590,239, of which $53,469 was payable to the Parent at December 31, 2018

Note 6 – Members' Equity

The Members' ownership in the Company is represented by Membership Units which are subject to the terms and conditions of the Company's amended and restated Limited Liability Company Operating Agreement dated as of November 1, 2016. Among other things, the operating agreement imposes conditions and restrictions on, and limits the rights of the holder of the units with respect to, the transferability of the Membership Units. The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Members' capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions of indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7 - Subsequent Events

Management has evaluated subsequent events through February 27, 2019 the date on which the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosure.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

TOTAL MEMBERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	**$**	**361,112**
DEDUCTIONS		
NON-ALLOWABLE ASSETS		
Other Assets		21,150
NET CAPITAL	**$**	**339,962**
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required Net Capital		
6.67% of Aggr. Ind. or $100,000, whichever is greater	$	100,000
Excess Net Capital	$	239,962
Net Capital less the greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar requirement	$	219,962
AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	91,776
Ratio AE/NC		0.27
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital per Part II of Form X-17A-5, as amended	$	339,962
Adjustments (Rounding)		-
	$	**339,962**

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Members of
Click IPO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4), in which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) (the "exemption provisions") and (2) Click IPO Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO Securities, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 22, 2019

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

EXEMPTION REPORT – SEC RULE 17a-5(d)(4)

January – December 2018

Click IPO Securities, LLC ("Click IPO" or the "Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17-a-5(d)(4) of the Securities Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Click IPO is required to file one of two reports with the Commission annually:

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker/dealer's fiscal year or,

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout its fiscal year.

Click IPO hereby elects to submit an Exemption Report in lieu of a Compliance Report for the fiscal year ending December 31, 2018 based on the following:

- Click IPO claimed it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(ii) during its most recent fiscal year ending December 31, 2018.

- The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Reserve Account for the Exclusive Benefit of Customers of Click IPO Securities, LLC".

- Furthermore, to the best of its knowledge and belief, Click IPO has met the exemption provisions identified in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2018 without exception.

Gordon A. Price (signature) 1/22/2019

Gordon A. Price, Financial and Operations Principal — Date

Click IPO Securities, LLC